Geoship



ANNUAL REPORT

12394 Bitney Springs Rd
Nevada City, CA 95959

(530) 955-6444
www.geoship.is

This Annual Report is dated April 28, 2022.

BUSINESS

Geoship designs and manufactures ceramic composite homes, auxiliary d\vellings, ceramic building materials, and related products and services. We transform raw minerals and natural fibers into finished building components. Our components are packed into shipping containers and assembled on-site. We aim to offer an end to end solution which reduces the costs and inefficiencies that have plagued the home building industry.

Previous Offerings

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Offering End Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$30,000	September 11, 2019	Rule 506(b)
Common Stock	197,327	$63,111.57	April 25, 2020	Rule 506(b)

Common Stock	2,193,046	$1,069,894	June 30, 2020	Regulation CF
Common Stock	499,800	$243,831	June 30, 2020	Rule 506(b)
Common Stock	521,739	$300,000	July 20, 2021	Rule 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

	Prior fiscal year (2020)	**Most recent fiscal year-end (2021)**
Total Assets*	1,162,375	797,859
Cash & Cash Equivalents*	500,565	40,707
Accounts Receivable*	0	4,768
Short-term Debt*	0	75,000
Long-term Debt*	843,087 (1,075,000 without debt discount)	792,470 (1,000,000 without debt discount)
Revenues / Sales*	0	2,384
Costs of Goods Sold*	0	0
Taxes Paid*	0	0
Net Income*	-2,822,598 ($881,801 net cash used in operating activities)	-1,664,552 ($784,938 net cash used in operating activities)

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $40,707 available for use. At this time additional funds were raised, but not yet disbursed through a second RegCF campaign.

Debt

Amount outstanding	$1,000,000.00
Type of debt	Secured Note
Name of creditor	Shareholder
Interest rate and payment schedule	10 year note. 1.5% interest for first 3 years, then 7% interest.
Amortization schedule	Interest only payments due quarterly.
Describe any collateral or security	Secured by 106 acres of commercial land at 12435 Bitney Springs Rd
Maturity date	July 10, 2030
Other material terms	Included equity based incentive grant, discount on future domes purchased from the Company.

Amount outstanding	$75,000
Type of debt	Unsecured Note
Name of creditor	Shareholder
Interest rate and payment schedule	8% annual interest rate beginning Jan 1, 2018
Maturity date	July 22, 2022

Amount outstanding	$20,000
Type of debt	Unsecured Note
Name of creditor	Shareholder
Interest rate and payment schedule	15% annual interest rate beginning Jan 20, 2022
Maturity date	April 20, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Morgan Bierschenk - Co-Founder, Director, CEO

Mr. Bierschenk is the Company's Chief Executive Officer, Founder and a Director, and has served in these capacities since the Company's inception in 2014. He is an industrial engineer, programmer, sailor, and entrepreneur. Mr. Bierschenk began his career at Intel Corporation, where he was employed for over 5 years as a database programmer, business analyst, project manager, and industrial engineer. He then left his corporate career and embarked upon a decade long journey, sailing and travelling around the world. During this time he was focused on self education, meditation, volunteering, living simply, and doing no harm, while he investigated how to fully devote his time and attention to his highest path of service.

Mr. Bierschenk holds dual Bachelors of Science degrees in Industrial Engineering and Computer Information Systems from Washington State University.

Mr. Bierschenk's current primary role is with Geoship. As CEO, he is generally responsible for the overall success of the Company and for making top-level managerial decisions. His primary duties include communicating, on behalf of the Company, with shareholders, government entities, and the public; leading the strategic execution of Geoship's short-tem and long-term objectives; creating and implementing the Company's vision and mission; evaluating the work of other executive leaders and personnel within the Company; maintaining awareness of the regenerative architecture landscape, expansion opportunities, and industry developments; ensuring that the Company serves it's shareholders with high levels of social and ecological responsibility wherever it does business; assessing risks to the Company and ensuring they are monitored and minimized; setting strategic goals and making sure they are measured and met with skillful means.

Bastiaan Kools - Co-Founder, Secretary, Director, Design and Creative Team

Mr Kools current primary role is with Geoship. As the Creative Director, he is generally responsible for customer experience and product interaction design and has served in this capacity since joining the company. Bas is a product and experience designer with a Masters degree from the Royal College of Art. For the last one and a half decade he worked internationally as an independent designer and consultant for the public and private sector in the realms of design for public space, education, and products. He likes to say that "Design is about redefining the ways we relate to each other, our objects and the world around us".

Mr Kools current primary role in the company is to design the experience of future customers and stakeholders, both in the digital realm and the physical product realm. Through close collaboration, the Geoship founding partners, the team and additional external experts, design the optimal product experience through all stages of growth.

Adam Bierschenk - Co-Founder, Director, Engineering and Manufacturing Team

Mr. Bierschenk currently serves as the company's Engineering Director, as founder he has played roles centered around manufacturing and design of Geoship since the company's inception. Adam's career has been shaped through hands-on experience in various fields and diverse teams. He is a Machinist, Shipwright, Builder and Product Designer. He has recently served as Quality Control Manager for 3DX Industries (a metal 3d printing job shop in Ferndale, Wa) and Lead Designer for Swell Watercraft (a kayak manufacturer in Bellingham, Wa)

Mr. Bierschenk's current primary roles with Geoship are ensuring the product's design for manufacturing, creating CAD models, CNC machining, injection molding/casting process creation to execution, quality control, and installations. He engages in and oversees all aspects of Geoship's manufacturing and installation operations.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Washington law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 8 employees (including the officers). All live and work in California.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 5% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

A majority of the voting shares in the Company is owned by Morgan Bierschenk.

Below the beneficial owners of 5% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Voting Equity Owned
Morgan Bierschenk	54.4%[1]
Bastiaan Kools	17.0%[2]
Adam Bierschenk	17.0%[3]

(1) Morgan Bierschenk owns 7,000,000 common shares and a voting proxy for an additional 4,221,112 shares.

(2) Bastiaan Kools promised 3,500,000 Options, which are convertible into 3,500,000 Common Shares by Q2 2022.

(3) Adam Bierschenk promised 3,500,000 Options, which are convertible into 1,799,840 Common Shares by Q2 2022. Morgan Bierschenk returned 3,000,000 of his 10,000,000 shares back into the pool, and Bas returned 500,000 of his promised 4,000,000 shares back into the pool, to make up Adam's 3,500,000 share option grant.

RELATED PARTY TRANSACTIONS

Refer to Note 5 in financial statements for details of related party loan payables.

During the year ended December 31, 2020, the founder borrowed $10,620 from the Company and made repayments of $1,100. The balance of this note is $9,520 as of December 31, 2020. The advance was non-interest bearing, unsecured and was due after a 24-month term in June 2022. In 2021, the amount was repaid as a form of compensation.

OUR SECURITIES

Our authorized capital stock consists of 25,000,000 shares of common stock and 5,000,000 shares of preferred stock, both par value $0.0001 per share. As of December 31, 2021, 14,687,368 shares of common stock and 0 shares of preferred stock are outstanding.

There are no anti-dilution rights for any outstanding shares. Voting rights are one vote per share. All shareholders who are not engaged in the day to day operations of the company are required to execute a proxy agreement providing the right to vote their shares to the CEO of the Company.

The company plans to progressively decentralize into a multi-stakeholder cooperative, with new share classes (see risk below under the heading "Multi-Stakeholder Cooperative, New Share Classes").

Additionally, the founders of the company intend to reduce their ownership even further, likely to something less than 2% each.

General Risks

Uncertain Risk

- Geoship has not yet completed product development. By investing in Geoship now, you are investing in a vision, because you believe in the team, market, and technology. An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

- Geoship has yet to finish product development, our cost estimates and financial projections are only estimates. In order for Geoship to meet its financial projections the company has to produce and sell at least 4,000 dome units per year (approx. 1,000 homes). This is approximately 0.07% of the current US single family housing market. In other words, you are betting that approximately one in one thousand home buyers will chose to build bioceramic domes rather than conventional homes. Or that bioceramic domes will attract new buyers who are currently renting or buying used homes rather than new construction. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

- The valuation for the offering was established by the Company, based upon financial projections and comparisons to similar companies. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

- Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

- You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The company is owned by founders who are on a mission to build a geodesic world that reconnects human communities with the natural world. The founders are stewards and plan to establish a perpetual purpose driven trust that governs Geoship. This means it's extremely unlikely or impossible that Geoship will ever be acquired by an existing corporation. Geoship does plan to establish a market for it's securities to provide an exit for investors. However this market does not currently exist and there may never be one.

Multi-Stakeholder Cooperative, New Share Classes

- Traditional corporations are owned and controlled by investors and/or founders. We believe that other stakeholders, including customers and nature stewards, should also receive ownership benefits and participate in corporate governance. This is already happening with companies like Airbnb setting aside 1% or more of their capital stock to benefit their customers. Many other companies, such as Rivian, have created similar models to benefit nature and environmental concerns. Subject to any applicable approvals by our board of directors and shareholders, Geoship eventually intends to issue 50% of our capital stock to customer and nature stakeholders. This allocation will occur slowly over time, beginning when Geoship reaches a valuation of $1B. We contemplate that the capital stock issuable to customer and nature stakeholders will go into endowment funds, and be invested into projects that support customer and nature communities. Examples of potential programs that could be funded by the Geoship Customer and Nature endowments include:

  • Village housing for low-income families and individuals.
  • Grant programs to ecosystem restoration projects in and around Geoship villages.
  • Maintenance and dome upgrades for Geoship customers.
  • Grants and loans for community building projects.
  • Annual awards to members who advance the Geoship mission.

  We plan to establish a perpetual purpose-driven trust, a board of trustees, and a liquid democracy platform, to ensure all voices are heard and that Geoship serves its co-operative mission now and for generations to come.

  Strategic Advantages of the Geoship Cooperative model:

1) Addresses the externalities of resource extraction.
2) Serves as a strategic advantage in sales.
3) Creates a barrier to entry for competitors.
4) Is a fundamental way we operate integrally with our purpose.

Funds Risks

If the Company cannot raise sufficient funds it will not succeed

- The Company, is offering common stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to scale, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

- We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

- We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

- Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

- Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Product or Service Risks

We may never have an operational product or service

- It is possible that there may never be an operational bioceramic dome or that the product may never be used by customers. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

- It is possible that there may never be an operational bioceramic dome or that the dome may never be used for housing. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

- We are currently in the manufacturing development stage and have only manufactured prototypes for our bioceramic dome. Delays or cost overruns in the development of bioceramic domes and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Security Rights Risks

Minority Holder; Securities with Voting Rights

- The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

- You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

- The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

- Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Market Competition and Operating History Risks

Our new product could fail to achieve the sales projections we expected

- Our growth projections are based on an assumption that by building a brand and continuing to earn more media, bioceramic domes will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

- We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

- Geoship has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Geoship has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

- The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that bioceramic domes are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Trademarks and Patents Risks

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

- Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

- Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Miscellaneous Risks

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

- To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

- Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

- We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Other Risks

The Company has signed a Signed-to-Trade agreement with StartEngine's Secondary platform however there are restrictions related to the future sale of the company's securities.

- A REGULATION CROWDFUNDING ("REG. CF") OFFERING SUCH AS THIS ONE CANNOT BE RESOLD FOR ONE YEAR. THIS MEANS THAT EVEN IF THE COMPANY SUCCESSFULLY LISTS ON STARTENGINE SECONDARY, YOU WILL NOT BE ABLE TO QUOTE YOUR SECURITIES PURCHASED IN THIS OFFERING FOR SALE UNTIL AT LEAST ONE YEAR AFTER THE PURCHASE HAS OCCURRED. ADDITIONALLY, WHILE THE COMPANY HAS SIGNED A QUOTATION AGREEMENT TO TRADE THE SECURITIES OFFERED ON STARTENGINE SECONDARY'S NEW ALTERNATIVE TRADING SYSTEM (THE "ATS"), A COMPANY THAT INTENDS TO BE QUOTED ON THE MARKETPLACE WILL BE SUBJECT TO CERTAIN REQUIREMENTS WHICH THE COMPANY MAY OR MAY NOT BE ABLE TO SATISFY IN A TIMELY MANNER. EVEN IF A COMPANY IS QUALIFIED TO QUOTE ITS SECURITIES ON THE MARKET, THERE IS NO GUARANTEE AN ACTIVE TRADING MARKET FOR THE SECURITIES WILL EVER DEVELOP, OR IF DEVELOPED, BE MAINTAINED. YOU SHOULD ASSUME THAT YOU MAY NOT BE ABLE TO LIQUIDATE YOUR INVESTMENT FOR SOME TIME OR BE ABLE TO PLEDGE THESE SHARES AS COLLATERAL.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2021.

Geoship SPC

By

Name: Morgan Bierschenk

Title: Co-Founder/Chief Executive Officer

Exhibit A

Geoship 2020-2021 Audited Financial Statements

GEOSHIP S.P.C.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2021 and 2020



To the Board of Directors of
Geoship S.P.C.
Nevada City, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Geoship S.P.C. (the "Company") which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholder's equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated significant revenues profits since inception, has sustained net losses of $1,664,552 and $2,822,598 for the years ended December 31, 2021 and 2020 respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $4,808,910. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.



In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Denver, Colorado
April 28, 2022

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

GEOSHIP S.P.C.

BALANCE SHEETS

	December 31,	
	2021	**2020**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,707	$ 500,565
Accounts receivable	4,768	-
Subscription receivable	163,831	29,079
Inventory	14,176	14,176
Funds held in escrow	803	22,946
Total current assets	224,285	566,766
Due from shareholder	-	9,520
Land	504,000	504,000
Property, plant, and equipment, net	43,339	55,854
Deposits	26,235	26,235
Total assets	$ 797,859	$ 1,162,375
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 5,229	$ 32,952
Accrued expenses	37,302	32,409
Deferred revenue	215,117	22,560
Note payable	75,000	-
Total current liabilities	332,648	87,921
Note payable, net of unamortized discount	792,470	768,087
Future equity obligations	-	75,000
Total liabilities	1,125,118	931,008
Commitments and contingencies (Note 10)		
Stockholders' equity (deficit):		
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.0001 par value, 25,000,000 shares authorized, 14,687,368 and 14,049,973 shares issued and outstanding as of December 31, 2021 and 2020, respectively	1,469	1,405
Additional paid-in capital	4,480,182	3,374,320
Accumulated deficit	(4,808,910)	(3,144,358)
Total stockholders' equity (deficit)	(327,259)	231,367
Total liabilities and stockholders' equity (deficit)	$ 797,859	$ 1,162,375

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.

STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
	2021	2020
Revenues	$ 2,384	$ -
Operating expenses:		
General and administrative	1,089,313	2,244,448
Sales and marketing	9,730	40,443
Research and development	504,510	518,289
Total operating expenses	1,603,553	2,803,180
Loss from operations	(1,601,169)	(2,803,180)
Other income (expense):		
Interest expense	(63,383)	(19,418)
Total other income (expense), net	(63,383)	(19,418)
Provision for income taxes	-	-
Net loss	$ (1,664,552)	$ (2,822,598)
Weighted average common shares outstanding - basic and diluted	14,285,339	12,719,256
Net loss per common share - basic and diluted	$ (0.12)	$ (0.22)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balances at December 31, 2019	-	$ -	10,660,000	$ 1,066	$ 125,934	$ (321,760)	$ (194,760)
Issuance of common stock	-	-	2,390,373	239	1,132,755	-	1,132,994
Offering costs	-	-	-	-	(116,283)	-	(116,283)
Conversions of SAFEs into common stock	-	-	499,800	50	79,950	-	80,000
Common shares issued in connection with note payable	-	-	499,800	50	243,781	-	243,831
Stock-based compensation expense	-	-	-	-	1,908,183	-	1,908,183
Net loss	-	-	-	-	-	(2,822,598)	(2,822,598)
Balances at December 31, 2020	-	-	14,049,973	1,405	3,374,320	(3,144,358)	231,367
Issuance of common stock	-	-	637,395	64	491,863	-	491,927
Offering costs	-	-	-	-	(63,076)	-	(63,076)
Stock-based compensation expense	-	-	-	-	677,075	-	677,075
Net loss	-	-	-	-	-	(1,664,552)	(1,664,552)
Balances at December 31, 2021	-	$ -	14,687,368	$ 1,469	$ 4,480,182	$ (4,808,910)	$ (327,259)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.
STATEMENTS OF CASH FLOWS

		Year Ended December 31,		
		2021		**2020**
Cash flows from operating activities:				
Net loss	$	(1,664,552)	$	(2,822,598)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock-based compensation expense		677,075		1,908,183
Amortization of loan discount		24,383		11,918
Depreciation		12,515		721
Due from shareholder charged to compensation		9,520		-
Changes in operating assets and liabilities:				
Inventory		-		(14,176)
Accounts receivable		(4,768)		-
Funds held in escrow		22,143		(22,946)
Accounts payable		(27,723)		24,688
Accrued expenses		4,893		32,409
Deferred revenue		161,576		-
Net cash used in operating activities		(784,938)		(881,801)
Cash flows from investing activities:				
Land acquisition		-		(504,000)
Purchase of property, plant and equipment		-		(54,365)
Advances to related parties, net		-		(9,520)
Deposits		-		(26,235)
Net cash used in investing activities		-		(594,120)
Cash flows from financing activities:				
Proceeds from note payables		-		1,000,000
Repayment of related party loan payable		-		(18,691)
Repayment of loan payable		-		(14,720)
Issuance of common stock		491,927		1,132,994
Subscription receivable		(134,752)		(29,079)
Offering costs		(32,095)		(101,283)
Net cash provided by financing activities		325,080		1,969,221
Net change in cash and cash equivalents		(459,858)		493,300
Cash and cash equivalents at beginning of year		500,565		7,265
Cash and cash equivalents at end of year	$	40,707	$	500,565
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	15,000	$	-
Supplemental disclosure of non-cash investing and financing activities:				
Conversions of SAFEs into common stock	$	-	$	80,000
Conversion of SAFE into note payable	$	75,000	$	-
Common shares issued in connection with note payable	$	-	$	243,831
Deferred revenue in connection with issuance of common stock	$	30,981	$	15,000

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

GEOSHIP S.P.C.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS THEN ENDED

1. NATURE OF OPERATIONS

Geoship S.P.C. (the "Company") was formed on January 24, 2014 as a Washington social purpose corporation. The Company designs and produces affordable, regenerative, resilient, and healthy homes. The Company's vision is a revolution in homebuilding, aiming to reconnect human communities and the natural world. Our social purpose is to create tools for healthy living in community in harmony with nature. The Company is headquartered in Nevada City, California.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $1,664,552 and $2,822,598 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $4,808,910, limited liquid assets with $40,707 of cash and a working capital deficit of $108,363. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional financing. Through the date the financial statements were available to be issued, the Company has been financed by the issuance of common stock, note payables and Simple Agreement for Future Equity ("SAFE") amounts. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted the calendar year as its basis of reporting. .

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition and the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at accredited financial institutions. As of December 31, 2020, the Company had $52,015 in excess of insured amounts.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity (deficit) on the balance sheet.

Inventory

Inventories consist of components from the Company's suppliers. Costs of inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

As of December 31, 2021 and 2020, the Company had $14,176 in raw material components.

Property, Plant and Equipment, Net and Land

Property and equipment, net includes long-term fixed assets such as machinery and equipment, reported, net of depreciation. Machinery and equipment is recorded at cost. The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $5,000 as property and equipment. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. During 2021 and 2020, all of the Company's property and equipment were depreciated over three to ten years. The Company's land is capitalized and not depreciated. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense). The Company reviews the recoverability of equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at December 31, 2021 or 2020.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2021 or 2020.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

In 2019, revenue primarily consisted of consulting design services to a customer and were recognized as the services were performed. In 2021, revenue primarily consisted of sales of raw materials to a customer and were recognized when the materials were delivered to the customer. The Company has taken pre-sale deposits on future products for several years, which are recorded to deferred revenues on the balance sheet and totaled to $215,117 and $22,560 as of December 31, 2021 and 2020, respectively.

Advertising Costs

Advertising costs are expended as incurred. During the years ended December 31, 2021 and 2020, advertising costs were $9,730 and $40,443, respectively, which are included in sales and marketing expenses in the statements of operations.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Research and Development Expenses

Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2021 consist of outstanding options (Note 7).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. PROPERTY, PLANT AND EQUIPMENT, NET AND LAND

Property, plant and equipment, net and land consists of the following:

	December 31,	
	2021	**2020**
Land	$ 504,000	$ 504,000
Machinery and manufacturing equipment	62,748	62,748
Property, plant and equipment, gross and land	566,748	566,748
Less: Accumulated depreciation	(19,409)	(6,894)
Property, plant and equipment, net and land	$ 547,339	$ 559,854

Depreciation expense of $12,515 and $721 for the years ended December 31, 2021 and 2020, respectively, were included in general and administrative expenses in the statements of operations.

5. DEBT

Loan Payable, Related Party

In July 2017, the Company entered into a loan agreement with the founder for a principal amount of $18,491. The loan is non-interest bearing and matured 72 months after the agreement. In 2019, an additional $200 was advanced. During the year ended December 31, 2020, the entire unpaid balance of $18,691 was repaid.

2019 Note Payable

In 2019, the Company entered into a loan agreement with a third-party lender for proceeds of $5,000. In 2020, the entire unpaid balance was repaid.

2020 Note Payable

In July 2020, the Company entered into a promissory note with a third-party lender for principal amount and proceeds of $1,000,000. The note requires quarterly payments of interest-only commencing October 1, 2020. The loan bears interest at 1.5% per annum from the issuance date through October 1, 2023, when the interest rate increases to 7.2% per annum. The note matures on October 1, 2030, when all principal and any accrued interest becomes due. The note is secured by a first priority lien on certain real estate and improvements of the Company. Repayment may be made with the Company's products at a 18-23% discount, with the lenders approval. The lender is entitled to an 11% discount on the Company's products for 21 years.

In connection with the note, the Company issued 499,800 shares of common stock to the lender. The fair value of $243,831 is included as a debt discount and will be amortized over the life of the loan. During the years ended December 31, 2021 and 2020, the Company amortized $24,383 and $11,918 of the debt discount, respectively, which is included in interest expense in the statements of operations. As of December 31, 2021 and 2020, the balance of the note payable, net of the unamortized discount, was $792,470 and $768,087, respectively. The outstanding principal balance was $1,000,000 as of December 31, 2021 and 2020.

Interest expense pertaining to the note was $15,000 and $7,500 during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, all interest had been paid.

Future Equity Obligations

From 2014 through 2019, the Company entered into several SAFE agreements for an aggregate purchase amount of $155,000, including proceeds from 2019 agreements for $39,000.

During the year ended December 31, 2020, certain SAFE agreements totaling $80,000 were converted into 499,800 shares of common stock pursuant to conversion agreements. As of December 31, 2020, there was $75,000 in outstanding SAFE obligations.

In December 2021, the Company entered into a promissory note agreement with a lender to replace the previously outstanding $75,000 SAFE agreement. Under this promissory note, the Company agrees to accrue and pay interest at a rate of 8% beginning January 1, 2018. The loan matures in July 2022. As of December 31, 2021, the outstanding principal of the note was $75,000 and there were no outstanding SAFE obligations. As of December 31, 2021, accrued interest pertaining to this note was $24,000, which was charged to interest expense for the year ended December 31, 2021.

6. **STOCKHOLDERS' EQUITY (DEFICT)**

As of December 31, 2021 and 2020, the Company was authorized to issue a total of 5,000,000 shares of preferred stock and 25,000,000 shares of common stock, both $0.0001 par value.

The shares of the preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

During the year ended December 31, 2020, the Company issued 2,193,046 shares of common stock pursuant to a Regulation CF offering for gross proceeds of $1,069,895. The Company incurred offering costs of $116,283 and had funds in escrow pertaining to the offering of $22,946 and has a subscription receivable of $29,079 as of December 31, 2020. As of December 31, 2021, the Company had funds in escrow of $803.

During the year ended December 31, 2020, the Company issued 197,327 shares of common stock pursuant to a Regulation 506(b) offering for gross proceeds of $63,100. As part of the equity issuance, certain investors received a discount on future product orders totaling $15,000, which is included as deferred revenue on the balance sheets.

During the year ended December 31, 2020, certain SAFE agreements totaling $80,000 were converted into 499,800 shares of common stock pursuant to conversion agreements.

In connection with a note issued in July 2020 (see Note 5), the Company issued 499,800 shares of common stock for a fair value of $243,831.

The CEO intends to return 3,000,000 shares of common stock back to the Company at no cost to the Company, for the purposes of issuances under the 2017 Equity Incentive Plan (see Note 7). The return of these shares to the Company is still in process as of December 31, 2021.

During the year ended December 31, 2021, the Company issued 115,656 shares of common stock pursuant to a Regulation CF offering for gross proceeds of $191,927. The Company incurred offering costs of $32,095 and has a subscription receivable of $163,831 as of December 31, 2021. As part of the equity issuance, certain investors received a discount on future product orders totaling $30,981, which is included as deferred revenue on the balance sheets.

During the year ended December 31, 2021, the Company issued 521,739 shares of common stock pursuant to a Regulation 506(b) offering for gross proceeds of $300,000.

As of December 31, 2021 and 2020, the Company had 14,687,368 and 14,049,973 shares of common stock outstanding, respectively.

7. **STOCK-BASED COMPENSATION**

2017 Stock Plan

The Company has adopted the 2017 Equity Incentive Plan ("2017 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 10,000,000 shares as of December 31, 2021. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2017 Plan's inception. Stock options granted under the 2017 Plan typically vest between immediate and five-year periods. As of December 31, 2021, there were 952,540 shares available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2019	-	$ -	$ -
Granted	9,173,660	0.10	
Exercised	-	-	
Forfeited	-	-	
Outstanding as of December 31, 2020	9,173,660	$ 0.10	$ 3,572,904
Granted	457,000	0.18	
Exercised	-	-	
Forfeited	(583,200)	0.19	
Outstanding as of December 31, 2021	9,047,460	$ 0.10	$ 14,141,264
Exercisable as of December 31, 2021	6,289,831	$ 0.10	$ 9,893,828

	December 31,	
	2021	2020
Weighted average grant-date fair value of options granted during year	$0.46	$0.41
Weighted average duration (years) to expiration of outstanding options at year-end	9.25	9.88

In 2021, the Company modified a stock option granted during 2020; increasing the total amount granted to 340,000 options from 321,000 and modifying the exercise price to $0.06 from $0.12. This modification is presented as forfeited and granted in the table above.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	December 31,	
	2021	2020
Risk-free interest rate	0.90% - 1.21%	0.41% - 0.54%
Expected term (in years)	5.0 - 7.5	5.0 - 6.3
Expected volatility	48.80%	48.80%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2021 and 2020 was $211,360 and $3,718,661, respectively. Stock-based compensation expense for stock options of $677,075 and $1,908,183 was recognized under FASB ASC 718 for the years ended December 31, 2021 and 2020, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,142,403 as of December 31, 2021 and will be recognized over a weighted average period of 41 months as of December 31, 2021.

Classification

Stock-based compensation expense was classified in the statements of operations as follows:

	Year Ended December 31,	
	2021	2020
General and administrative expenses	$ 573,545	$ 1,653,800
Research and development expenses	103,530	254,384
	$ 677,075	$ 1,908,183

8. **INCOME TAXES**

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $589,095 and $321,477, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2021	**2020**
Deferred tax assets:		
Net operating loss carryforwards	$ 589,095	$ 321,477
Valuation allowance	(589,095)	(321,477)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $589,095 and $321,477 were recorded as of December 31, 2021 and 2020, respectively. Valuation allowance increased by $267,618 and $253,105 during the years ended December 31, 2021 and 2020, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $2,105,145 and $1,148,804, respectively. The Company's net operating loss carryforwards begin to expire in 2034.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2021 tax years remain open to examination.

9. **RELATED PARTY TRANSACTIONS**

Refer to Note 5 for detail of related party loan payables.

During the year ended December 31, 2020, the founder borrowed $10,620 from the Company and made repayments of $1,100. The balance of this note is $9,520 as of December 31, 2020. The advance was non-interest bearing, unsecured and was due after a 24-month term in June 2022. In 2021, the amount was repaid as a form of compensation.

10. **COMMITMENTS AND CONTINGENCIES**

Lease Commitments

As of December 31, 2021, the Company had a month-to-month lease agreement for a warehouse space in Nevada City, California. The base monthly rent is $4,800 - $5,000.

The Company has a month-to-month lease agreement for certain equipment with varying monthly payments based on usage. Total rent expense related to this agreement for the year ended December 31, 2021 was $7,759.

The Company had a month-to-month lease agreement for office space with monthly rent of $3,270 that ended in May 2020.

Total rent expense for the years ended December 31, 2021 and 2020 were $60,240 and $57,825, respectively.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11. SUBSEQUENT EVENTS

In January 2022, the Company entered into a promissory note agreement for $20,000, bearing interest at 15% and due in April 2022.

Through the issuance date, the Company has raised an aggregate of $520,593 in proceeds from its ongoing Regulation CF offering, including the amounts as mentioned above in Note 6.

Management has evaluated subsequent events through April 28, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

CERTIFICATION

I, Morgan Bierschenk, Principal Executive Officer of Geoship SPC, hereby certify that the financial statements of Geoship SPC included in this Report are true and complete in all material respects.

Principal Executive Officer